

Bud Aiken · 3rd

Consultant at Wilson Growth Partners

Spartanburg, South Carolina, United States · Contact info

427 connections

Wilson Growth Partners

University of South Carolina - The Moore School of Business

Experience

Consultant
Wilson Growth Partners
May 2017 – Present · 4 yrs 8 mos
Spartanburg, South Carolina

Milliken & Company
10 yrs 7 mos

CFO - Performance Products Division
Sep 2015 – May 2017 · 1 yr 9 mos
Spartanburg, South Carolina

Business Manager - Residential Carpet
Jun 2012 – Sep 2015 · 3 yrs 4 mos
Spartanburg, South Carolina

Show 2 more roles

FMC Corporation
9 yrs

Division Controller - Lithium Division
1993 – 2002 · 9 yrs
Gastonia, NC

Various Finance, Operations & IT Roles - Lithium Division
1993 – 2002 · 9 yrs
Gastonia, NC

Capital Management / Business Analysis FP&A Roles - Coatings and Colorants Div
BASF
1988 – 1993 · 5 yrs

Education

University of South Carolina - The Moore School of Business
MIBS, International Business
1986 – 1988

Davidson College
BA, French Lit
1981 – 1985

Volunteer experience

Mentor - Micro Entrepreneurs
Start:ME Spartanburg
Jan 2017 – Present · 5 yrs
Economic Empowerment